Taoping Inc.

21st Floor, Everbright Bank Building

Zhuzilin, Futian District

Shenzhen, Guangdong 518040

People’s Republic of China

February 8, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Bernard Nolan

Re:	Taoping Inc.
Registration Statement on Form F-3
Filed January 22, 2019
File No. 333-229323

Dear Mr. Nolan:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement of Taoping Inc. (the “Company”) so that it will become effective at 4:00 p.m., Eastern Time, on February 11, 2019, or as soon thereafter as practicable.

Please contact Kevin (Qixiang) Sun of Bevilacqua PLLC, counsel of the Company, at (202) 618-1519 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

[Signature Page Follows]

Very truly yours,

TAOPING INC.

By:	/s/ Jianghuai Lin
Name:	Jianghuai Lin
Title:	Chief Executive Officer

cc: Kevin (Qixiang) Sun, Bevilacqua PLLC